MOTIENT CORPORATION

12010 Sunset Hills Road, Suite 600

Reston, Virginia 20190

May 7, 2007

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Motient Corporation
Request to Withdraw Form RW filed May 3, 2007 (File No. 333-136366)

Ladies and Gentlemen:

Motient Corporation, a Delaware corporation (the “Registrant”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, the withdrawal of the Registration Statement withdrawal (Form FW) filed on May 3, 2007 relating to File No. 333-136366. The filing was miscoded in EDGAR as a RW instead of the proper coding of an Amendment Withdrawal (Form AW). A proper Form AW will be filed.

None of the Registrant’s securities were sold pursuant to the Post-Effective Amendment.

Sincerely,

MOTIENT CORPORATION

By: /s/ Jeffrey Epstein

Jeffrey Epstein, General Counsel and Secretary